UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  March 2011 .

Commission File Number 000-53879

COUGAR OIL AND GAS CANADA INC.
(Translation of registrant’s name into English)

833 4 th Avenue S.W., Suite 1120 Calgary, Alberta T2P 3T5 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                    .

Other Events

Cougar Oil and Gas Canada, Inc (“Cougar”) entered into a two phase farm-in agreement with TAMM Oil and Gas Corporation (“TAMM”) which will ultimately result in Cougar earning a 50% working interest in approximately 47 sections or 30,000 acres of heavy oil prospective lands in the Manning area. This is in the same area as the heavy oil farm-in agreement previously announced by the Corporation on February 14, 2011

The Farm-in agreement has two earning phases which will allow Cougar to become the operator and earn a 50% working interest in the prospect. The first phase of the farm-in is a work commitment to earn a 30% working interest of the TAMM prospect. The work commitment will consist of Cougar spending $2.5 million over the next 12 months on a work program consisting of seismic and drilling evaluation, and independent third party geological and project feasibility studies. Cougar will also become the operator of the project area once the first phase is completed.

The second phase of the farm-in will allow Cougar to earn an additional 20% working interest of the TAMM prospect and includes a work commitment to spend an additional $6.5 million over a 24 month period following the first phase.  The work program will consist of drilling, coring, feasibility studies and updates to reserve/resource estimates.

The farm-in does not include any drop fees or penalties which could damage the Corporation. Our operational and technical experience will allow us to efficiently and effectively develop these heavy oil prospects. This farm-in will also benefit from operational synergies with our previous farm-in in the Manning area and allows Cougar to continue building a second core area to complement our existing Trout production area.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COUGAR OIL AND GAS CANADA INC.

Date: March 17, 2011	By: /s/ William S. Tighe
Name: William S. Tighe
Title: Chairman of the Board

EXHIBIT

Exhibit Number	Description

99.1	Farmin agreement between Cougar Oil and Gas Canada, Inc and TAMM Oil and Gas Corp

___________________

* filed herewith